15


06011702

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Totally Hip Technologies Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4556 FISCAL YEAR 9-30-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/15/06

82-4556

RECEIVED

2006 MAR 15 A 11:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
9-30-05

TOTALLY HIP TECHNOLOGIES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Totally Hip Technologies Inc.

We have audited the consolidated balance sheets of Totally Hip Technologies Inc. as at September 30, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
February 2, 2006

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2005 and 2004

ASSETS	2005	2004
Current		
Cash	$ 24,192	$ 15,544
Amounts receivable	36,830	38,700
Inventory	3,500	3,500
Prepaid expenses and deposits	926	12,436
	65,448	70,180
Capital assets – Note 3	19,526	26,411
Software technology and intellectual property rights	6	6
	$ 84,980	$ 96,597
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 9	$ 603,471	$ 375,588
Loans payable – Note 4	161,535	59,221
Due to shareholders – Note 9	33,754	33,754
	798,760	468,563
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	6,949,025	6,949,025
Common shares subscribed – Note 12	73,000	-
Contributed surplus	827,400	827,400
Deficit	(8,563,205)	(8,148,391)
	(713,780)	(371,966)
	$ 84,980	$ 96,597

Nature and Continuance of Operations – Note 1
Commitments – Notes 5 and 7
Subsequent Events – Notes 5 and 12

APPROVED BY THE DIRECTORS:

"David DiCaire" Director *"James Boyce"* Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2005 and 2005

	2005	2004
Revenues		
Packaged software	$ 209,344	$ 269,139
Less: cost of packaged software	(39,799)	(42,377)
	169,545	226,762
Services and training	120,256	30,886
	289,801	257,648
Administrative Expenses		
Amortization	7,814	17,670
Bad debts – Note 9	-	23,893
Filing fees and transfer agent	16,462	29,007
Interest and bank charges	12,708	2,191
Marketing, travel and promotion	9,400	168,854
Office and miscellaneous	42,751	33,057
Professional fees	115,372	105,677
Research and development salaries – Note 9	174,602	180,000
Rent	50,834	40,504
Salaries and consulting fees – Note 9	254,175	165,334
Telephone and internet	5,307	15,130
	689,425	783,780
Loss from operations before other items	(399,624)	(526,132)
Other items:		
Other income	221	532
Foreign exchange (loss) gain	(15,411)	1,492
	(15,190)	2,024
Net loss for the year	$ (414,814)	$ (524,108)
Basic and diluted loss per share	$ (0.03)	$ (0.08)
Weighted average number of shares outstanding	12,860,396	6,865,877

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended September 30, 2005 and 2004

	2005	2004
Deficit, beginning of the year	$ (8,148,391)	$ (7,624,283)
Net loss for the year	(414,814)	(524,108)
Deficit, end of year	$ (8,563,205)	$ (8,148,391)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2005 and 2004

	2005	2004
Operating Activities		
Net loss for the year	$ (414,814)	$ (524,108)
Item not involving cash:		
Amortization	7,814	17,670
	(407,000)	(506,438)
Changes in non-cash working capital items related to operations:		
Amounts receivable	1,870	16,772
Prepaid expenses and deposits	11,510	(6,360)
Accounts payable and accrued liabilities	227,883	(46,444)
Cash used in operating activities	(165,757)	(542,470)
Financing Activities		
Proceeds from issuance of shares	-	479,841
Common shares subscribed	73,000	-
Loans payable	102,314	59,221
Decrease in capital lease obligations	-	(2,981)
Cash provided by financing activities	175,314	536,081
Investing Activity		
Acquisition of equipment	(929)	-
Increase (decrease) in cash during the year	8,648	(6,389)
Cash, beginning of the year	15,544	21,933
Cash, end of the year	$ 24,192	$ 15,544
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ 442

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business is to develop multimedia software code for future licensing and marketing of end user versions.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2005, the Company had not yet achieved profitable operations, has accumulated losses of $8,563,205 since its inception, has a working capital deficiency of $733,312 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned active subsidiaries Totally Hip Software (B.C.) Inc. and Totally Hip Services Inc. (incorporated July 5, 2005) and its wholly-owned inactive subsidiary 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

Note 2 Summary of Accounting Policies – (cont'd)

b) Inventory

Inventory is valued at the lower of cost and net realizable value by management. Cost is determined on the first-in first-out basis.

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is provided using the following methods and rates:

Equipment and furniture	20% declining balance
Computer equipment	30% declining balance

d) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the sales price is fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packaged software downloaded, are subject to a one day return policy. Packaged software sales made by resellers is recognized when delivered to the end user. Revenue from consulting and training services is recognized as acceptance is received from customers at milestone points defined in the contracts.

e) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Note 2 Significant Accounting Policies – (cont'd)

g) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

h) Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, loans payable and due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

i) Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

j) Research and Development

The Company incurs costs on activities that relate to research and development of new products. Research costs are expensed as they are incurred. The Company has also expensed development costs incurred because the costs do not meet generally accepted criteria for deferral and amortization.

Note 2 Significant Accounting Policies – (cont'd)

k) Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company's long-lived assets as at September 30, 2005.

Note 3 Capital Assets

	2005		
	Cost	Accumulated Amortization	Net
Equipment and furniture	$ 36,796	$ 31,730	$ 5,066
Computer equipment	212,214	197,754	14,460
	$ 249,010	$ 234,484	$ 19,526

	2004		
	Cost	Accumulated Amortization	Net
Equipment and furniture	$ 36,796	$ 30,113	$ 6,683
Computer equipment	211,284	191,556	19,728
	$ 248,080	$ 221,669	$ 26,411

Note 4 Loans Payable

	2005	2004
Loans payable bearing interest at 6.5% per annum, unsecured and repayable on demand.	$ 83,894	$ 39,817
Loans payable bearing interest at 6% per annum, unsecured and repayable on demand.	76,641	18,404
Loan payable, non-interest bearing, unsecured and repayable on demand.	1,000	1,000
	$ 161,535	$ 59,221

Note 5 Share Capital – Note 12

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2004 and 2005		12,860,396	$ 6,949,025

Commitments:

Share Purchase Options:

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Years ended September 30,			
	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	37,489	$8.00	149,955	$2.00
Consolidation of shares 4 for 1	-	-	(112,466)	-
	37,489	$8.00	37,489	$8.00
Expired/cancelled	(23,000)	-	-	-
Options outstanding and exercisable at end of the year	14,489	$6.32	37,489	$8.00

Note 5 Share Capital – Note 12 – (cont'd)

Commitments: - (cont'd)

Share Purchase Options: - (cont'd)

At September 30, 2005, 14,489 share purchase options were outstanding as follows:

Number of Options	Exercise Price	Expiry Date
2,700	$11.20	November 20, 2005
11,789	$5.20	December 27, 2005
14,489		

Subsequent to September 30, 2005, all 14,489 share purchase options expired unexercised.

A summary of the Company's outstanding share purchase warrants is as follows:

	Years ended September 30, 2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	11,344,928	$0.07	4,913,041	$0.20
Consolidation of shares 4 for 1	-	-	(3,684,781)	-
Expired	(11,344,928)	$0.07	(1,083,333)	$0.80
Issued	-	-	11,200,000	$0.06
Outstanding at end of the year	-	-	11,344,928	$0.07

Note 6 Income Taxes

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2005	2004
Basic statutory and provincial income tax rates	35.2%	36.0%
Expected income tax recovery on net loss	$ (146,015)	$ (189,308)
Differences due to recognition of items for tax purposes		
Amortization	2,751	6,382
Share issue costs	(7,300)	(7,491)
Expected income tax recovery	(150,564)	(190,416)
Non-capital losses carried forward	150,564	190,416
Actual income tax expense	$ -	$ -

Significant components of the Company's future tax assets and liabilities which result primarily from temporary differences in the recognition of expense items for financial and income tax reporting purposes, are as follows:

	2005	2004
Future income tax assets		
Non-capital losses carried forward	$ 968,633	$ 979,476
Share issue costs	18,265	18,742
Capital cost allowance	1,532,470	1,569,702
Capital losses carried forward	46,779	48,001
	2,566,147	2,615,921
Less: valuation allowance	(2,566,147)	(2,615,921)
Net future income taxes	$ -	$ -

The Company has provided a valuation allowance because management considers that it is more likely-than-not that the future income tax assets will not be realized.

Note 6 Income Taxes – (cont'd)

The Company has accumulated non-capital loss carryforwards totalling $2,751,798 and capital loss carryforwards totalling $265,789 that is available to offset future taxable income. The non-capital losses expire as follows:

2006	$ 577,390
2007	24,637
2008	567,452
2009	299,049
2010	328,354
2014	527,177
2015	427,739
	$ 2,751,798

Note 7 Commitments

The Company has entered into an operating lease for the Company's office premises expiring June 30, 2009. Future minimum annual rent is as follows:

September 30, 2006	$ 37,200
2007	37,200
2008	37,200
2009	27,900
	$ 139,500

Note 8 Financial Instruments

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other receivables, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge positions at September 30, 2005 or September 30, 2004. As at September 30, 2005, $21,996 (2004: $7,319) included in cash and $23,397 (2004: $34,450) included in amounts receivable were held in US dollars.

Note 9 Related Party Transactions

The Company incurred the following transactions with a director, officers of the Company and a company controlled by a director of the Company:

	Years ended September 30, 2005	2004
Research and development salaries	$ 174,602	$ 180,000
Salaries and consulting fees	54,000	43,500
Bad debts	-	26,704
	$ 228,602	$ 250,204

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At September 30, 2005 accounts payable and accrued liabilities included $103,348 (2004: $62,751) due to a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 10 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Year ended September 30, 2005	2004
USA	67%	55%
Canada	13%	11%
Europe	12%	27%
Australia	3%	4%
Asia	4%	3%
Other	1%	0%
	100%	100%

Note 11 Comparative Figures

Certain comparative figures for the year ended September 30, 2004 have been reclassified to conform with the financial statement presentation adopted in the current year.

Note 12 Subsequent Events – Note 5

Subsequent to September 30, 2005:

a) the Company issued 2,222,222 units at $0.18 per unit for proceeds of $400,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at $0.21 per share for a period of two years. As at September 30, 2005, the Company had received $73,000 with respect to the placement.

b) the Company entered into an agreement whereby the Company will be required to pay $4,500 per month for three months of investor relations services.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

JANUARY 31, 2006

For the year ended September 30, 2005, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of January 31, 2006 provides information on the operations of Totally Hip for the year ended September 30, 2005 and subsequent to the year end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2005, and 2004.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.
The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at an affordable price including the added VR editor and Mind Avenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Live Stage Professional Version 4.5.4

During the year ended September 30, 2005 Totally Hip released LiveStage Professional version 4.5.4. LiveStage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Version 4.5.4 incorporates many new features and enhancements. Some key new features include:

- Scroll wheel support, now you can scroll with ease.
- Support for custom VR hotspot colors, making it easier to distinguish hotspots from one another.
- Easier alignment of Sprite paths in path based tweens with new automatic defines to make scripting easier.

LiveStage Professional 4.5.4 now includes support for editing scripts inside BBEdit® -- the leading HTML and text editor from Bare Bones Software. With a simple keyboard shortcut, all scripts in a LiveStage Professional project can be automatically opened inside of BBEdit, complete with color-coding.

This latest version represents a significant advancement for both the LiveStage Professional production environment and the multi-media industry.

LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development. marketing and sales capacity and budgets.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the nine months ended June 30, 2005 and 2004, and the last three audited fiscal years ended September 30, 2005, 2004 and 2003:

	2005 $	2004 $	2003* $
OPERATIONS:			
Revenues	289,801	257,648	485,121
Net Loss	(414,814)	(524,108)	(214,503)
Basic and diluted loss per share	(0.03)	(0.08)	(0.03)
BALANCE SHEET:			
Working capital (deficiency)	(733,312)	(398,383)	(371,786)
Total assets	84,980	96,597	131,068

* The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended. As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

For the year ended September 30, 2005 gross revenue was $209,344 compared to $269,139 for the same period in 2004 (22% decrease). For the year ended September 30, 2005 revenues (net of packaged software) was $289,801 compared to $257,648 in 2004 (12% increase). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 87% of the Company's total sales are sales in foreign currencies. In 2005 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 8.5% lower than the average annual exchange rate for 2004. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the fiscal year ended September 30, 2005 was $414,814 compared to the loss of $524,108 in the fiscal 2004. The 2005 net loss was affected by a loss on foreign exchange of $15,411.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Current Quarter

During the three months ended September 30, 2005, Net sales/gross profit before expenses were $98,017 or 78.77% of gross sales compared to a gross profit of $53,263 or 66.75% for the comparable period in 2004.

On an overall basis the net loss for the three months ending September 30, 2005 is $120,432, 14.58% increase compared to a net loss of $105,108 for the same period in the previous year resulting in a net loss of $ 0.01 per share for the current quarter compared to a loss of $0.02 per share for the same quarter in 2004. The decrease in the net loss for the three months ended September 30, 2005 was affected by a loss in foreign exchange of $17,718.

Administrative expenses for the three months ending September 30, 2005 were $200,731, compared to $184,847 in the previous year. Major expense reductions occurred in office and miscellaneous expenses ($16,892), marketing, travel and promotion expenditures ($7,631), research and development salaries ($5,398) which were offset by a $5,992 increase in salaries and consulting fees ($5,956), and a $76,402 increase in professional fees and a $4,783 increase in rent.

Year-to-Date

During the year ended September 30, 2005, Net sales/gross profit before expenses were $289,801 as compared to $257,648 for the comparable period in 2004.

On an overall basis the net loss for the 2005 fiscal year is $414,814 comparable to a net loss of $524,108 for the year 2004 resulting in a net loss of $0.03 per share (2004: $0.08). The 2005 net loss was affected by a loss on foreign exchange of $15,411.

Administrative expenses for the year ended September 30, 2005 were $671,625, compared to $783,780 in the previous year. Major expense reductions occurred in marketing, travel and promotion expenditures ($159,454), filing fees and transfer agents fees ($12,545), bad debts written-off ($23,893), research and development salaries ($5,398) and telephone and internet expenses ($9,823) which were offset by a $88,841 increase in salaries and consulting fees, $10,330 in rent, interest and bank charges $10,517, professional fees $9,695and $9,694 in office and miscellaneous expenditures.

Gross profit from sales for the year ended September 30, 2005 was $289,801 or 87.92% of gross sales compared to a gross profit from sales of $257,648 or 85.88% in 2004. Cost of goods sold does not include labour costs to generate sales, service or training revenue.

Gross sales were adversely impacted by about 8.5 % overall compared to the same period in 2004 due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.
The geographical distribution of sales revenues for the year ended September 30, 2005 is USA 67%, Canada 13%, Europe 12%, Australia and New Zealand 3%, Asia , Africa, South America 5%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2006.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended September 30,							
	2005				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	48,711	85,728	70,725	124,436	51,542	82,157	86,527	79,799
Net income (loss)	(66,565)	(71.388)	(156,429)	(120,432)	(66,574)	(97,832)	(254,594)	(105,108)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)	(0.03)	(0.02)	(0.01)

During the three months ended September 30, 2005, gross sales were $124,436 as compared to $79,799 for the comparable period in 2004, and the net loss was $120,432 compared to the net loss of $105,108 for the comparable period in 2004. The current cash flow is limiting the increase in total sales. These seasonal fluctuation affect the quarterly results of operations along with other factors such as foreign currency exchange, overall market conditions, etc.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2002		6,441,874	$ 6,388,678
Issued for cash:			
Pursuant to a private placement	– at $0.1725	579,710	100,000
Less: share issue costs		-	(12,094)
Issued for debt settlement agreements	– at $0.25	140,000	35,000
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2005		12,860,396	$ 6,949,025

Escrow:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at September 30, 2005, there were no shares held in escrow.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SHARE CAPITAL CONT'D

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Years ended September 30, 2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of year	37,489	$ 8.00	37,489	$8.00
Granted				
Expired/cancelled	(23,000)	$ 9.04	-	
Options outstanding and exercisable at the end of year	14,489	$ 6.32	37,489	$8.00

As at September 30, 2005, 14,489 share purchase options were outstanding as follows:

Number of Options	Exercise Price	Expiry Date
2,700	$11.20	November 20, 2005
11,789	$5.20	December 27, 2005
14,489		

Subsequent to September 30, 2005, all 14,489 share purchase options expired unexercised.

Share Purchase Warrants

A summary of the Company's outstanding share purchase warrants is as follows:

	Years ended September 30, 2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	11,344,928	$0.07	4,913,041	$0.20
Consolidation of shares 4 for 1	-	-	(3,684,781)	-
Expired	(11,344,928)	$0.07	(1,083,333)	$0.80
Issued	-	-	11,200,000	$0.06
Outstanding at end of the year	Nil		11,344,928	$0.07

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Years ended September 30, 2005	2004
Research and development salaries	$ 174,602	$ 180,000
Salaries and consulting fees	54,000	43,500
Bad debts		26,704
	$ 228,602	$ 250,204

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At September 30, 2005, accounts payable and accrued liabilities included $103,348 (2004: $62,751) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At September 30, 2005, the Company held cash on hand of $24,192 (2004: $15,544) and liabilities totalled $798,760 (2004: $468,563).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $84,980 as of September 30, 2005 compared with $96,597 as of September 30, 2004.

Totally Hip's liabilities at September 30, 2005 comprised of accounts payable and accrued liabilities totalling $603,471, (2004: $375,588), loans payable of $161,535 (2004: $59,221), and amounts due to shareholders of $33,754 (2004: $33,754).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the year ended September 30, 2005, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

Subsequent to September 30, 2005 Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years. As at September 30, 2005, the Company had received $73,000 with respect to placement.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2005 or September 30, 2004.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 70% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

OUTLOOK

In 2004 Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on Macintosh, and is now being updated for Windows. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporate 3D visualization in the development of interactive media projects.

Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

Totally Hip having acquired, extensive insights and experience in the online learning area through its interactive tools and consulting business is now planning to take the technology it has developed and release it into the expanding online delivery market.

Totally Hip Technologies is developing an online learning technology that would utilize its latest online and interactive rich media technologies to produce turnkey systems that can be quickly deployed. The Totally Hip solution uses existing content in almost any format and allows the content to remain in a non- proprietary format. These systems will be targeted at small to medium sized companies and schools looking for fast economical online learning solutions incorporating DVD quality video. The Totally Hip online learning system's capabilities are designed to be expandable to grow with the clients' requirements using the modular component design.

Currently the online training and learning market is still in a development stage. Totally Hip Technologies deduces that many post high school institutions and most companies have initiated research projects with the hope of deploying their own system at some point in the future. Many companies are looking for innovative ways to utilize their existing content to educate their staff and customers online.

With many companies reducing overhead they find themselves trying to meet the challenge of today's ever shrinking budgets while finding economical, low capital learning solutions. Most of these companies and educational institutions have been looking at online solutions to help them attain their goals and are now starting to implement solutions. Trainers and educators can now make full use of the Internet or their own intranets to deploy low cost high quality learning experiences.

Online learning technology provides many advantages over traditional methods of delivery including uniformity of delivery, instantaneous updates, high availability, minimal overhead, on-demand delivery and location independence. The technology also now allows the online delivery mechanism to deliver in a DVD style and quality.

Large IT vendors such as IBM have their own proprietary systems meant for large deployments and that usually have extensive implementation and media formatting schedules. These systems are costly, require long-term commitments and usually require the content to be formatted into a proprietary format limiting future use and require ongoing technology payments. As a result, there is little available for the small to medium sized companies or schools who want to participate in the online learning revolution. The cost of entry capital, extended implementation schedules and long-term technology commitment are simply too high.

Totally Hip is basing this new offering on its cross platform based interactive media engine used in its award winning tools while deploying content via the widely distributed QuickTime player. QuickTime has risen to become a leading technology for the delivery and integration of DVD quality video and rich media content over the Internet and one of the most popular media players. QuickTime is also used for Apple's popular iPod portable music player available for both Windows and OS X operating systems.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUBSEQUENT EVENTS

LIVESTAGE PROFESSIONAL SOFTWARE

Totally Hip Technologies Inc. released LiveStage Professional 4.6.5, an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's Script extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.

The Script extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

INVESTOR RELATIONS SERVICES

The Company entered into an agreement whereby the Company will be required to pay $4,500 per month for three months of investor relations services.

82-4558

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the "Issuer") for the period ending **September 30, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: February 7, 2006

"David Dicaire"
David Dicaire
President & CEO

82-4558

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the "Issuer") for the period ending **September 30, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: February 7, 2006

"David Dicaire"
David Dicaire
Chief Financial Officer